UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission file number: 001-40310

INNOVIZ TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

Innoviz Technologies Campus
5 Uri Ariav Street, Bldg. C
Nitzba 300, Rosh HaAin, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Public Offering

On August 9, 2023, Innoviz Technologies Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC, as representative of the several underwriters named therein (the “Underwriters”), relating to an underwritten public offering (the “Offering”) of 26,000,000 ordinary shares, no par value per share, of the Company at a public offering price of $2.50 per share. In addition, the Company granted the Underwriters a 30-day option to purchase up to an additional 3,900,000 ordinary shares to cover over-allotments, if any. The total gross proceeds of the Offering, before underwriters' discounts and estimated offering expenses, were $65.0 million, excluding any exercise of the underwriters' option to purchase additional ordinary shares.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of us and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by such parties.

The foregoing description of the Underwriting Agreement is only a summary and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached as Exhibit 1.1 to this Report on Form 6-K (this “Report”).

The Offering was made pursuant to the Company’s effective registration statement on Form F-3 (File No. 333-267646), previously filed with the Securities and Exchange Commission.

A copy of the opinion of Naschitz, Brandes, Amir & Co., Advocates relating to the legality of the issuance and sale of the ordinary shares in the Offering is attached as Exhibit 5.1 to this Report.

The Offering closed on August 14, 2023.

This Report and related exhibits are incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-265170 and 333-267646) and Form S-8 (File Nos. 333-255511, 333-265169 and 333-270416), and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The Company hereby furnishes the following documents as Exhibits 1.1 and 5.1:

Exhibit No.	Description
1.1	Underwriting Agreement, dated August 9, 2023, by and between the Company and Goldman Sachs & Co. LLC, as representative of the several underwriters named therein.
5.1	Opinion of Naschitz, Brandes, Amir & Co., Advocates as to the validity of the ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innoviz Technologies Ltd.

By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer

Date: August 14, 2023